Management’s Discussion and Analysis

Three month period ended March 31, 2006

This Management Discussion and Analysis (“MD&A”) of the results of operations of QSound Labs, Inc. (the Company) for the quarter ended March 31, 2006 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended March 31, 2006, and the annual audited financial statements of the company for the fiscal year ended December 31, 2005.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2005.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Below we provide information on the significant line items in our statement of operations for the first quarter of 2006 and 2005, as well as analysis of the changes period to period.

	Q1 2006	Q1 2005
Royalties and license fees revenue	$592,717	$337,648

Product sales and revenues
Audio segment	$29,101	$72,828
E-Commerce segment	42,802	52,644
Telephony segment	9,150	13,624
Total	$81,053	$139,096

The increase in licensing and royalty revenues from 2005 to 2006 is directly attributable to the first license of the company’s new voice chat/conferencing software solution to a major video game manufacturer. We have achieved several design wins with our microQ software, and the revenue from these design wins is starting to be realized.  Our legacy licenses however continued to decline, and we expect these to continue to decline through 2006.

The audio segment experienced a decrease in product sales of 60% in Q1 2006 from Q1 2005 primarily due to a decline in integrated circuit chip sales.

	Q1 2006	Q1 2005
Marketing expenses	$201,565	$230,974
Operating expenses	$35,877	$43,230

We have concentrated our efforts primarily on the mobile device market for the past four years.  As a result, we have cut back on expenditures in the Telephony and E-Commerce segments of our business.  Expenses in the Audio segment for Q1, 2006 have remained consistent with Q1, 2005

	Q1 2006	Q1 2005
Product engineering expenses	$215,632	$227,025

The majority of product engineering expense is made up of salaries.  As our needs in audio and telephony change, so does our staffing mix to satisfy those needs.  The audio segment has seen a general increase in staff, while the e-commerce and telephony business units have both seen a decrease in staff.

	Q1 2006	Q1 2005
Administration and foreign exchange	$231,657	$194,572

The difference between 2006 and 2005 can be directly attributable to  two factors, foreign exchange and stock based compensation cost.  The decrease in value of the United States dollar against the Canadian dollar has increased our expenses as the majority of administrative expenses are incurred in Canadian Dollars.  A larger amount of compensation cost of options issued to directors and employees was incurred in 2006 than in 2005.

	Q1 2006	Q1 2005
Amortization	$183,506	$101,684

The increase in amortization from 2005 to 2005 is directly attributable to the amount of deferred development cost amortized recognized as a result of our first license of the company’s new voice chat/conferencing software solution.

Financial Condition

The company had a working capital surplus of $3,091,040 at March 31, 2006 as compared to $1,492,688 as at December 31, 2005.

During the first quarter of 2006 the company entered into a convertible loan agreement for $1,000,000.  Details of the loan and its accounting can be found in note 7 of the March 31, 2006 financial statements.

Also during the quarter, in addition to options being exercised, 500,000 warrants were exercised for proceeds of $520,000.

Cash resources at the end of the first quarter of 2006 were $2,223,655 as compared to $1,222,729 at December 31, 2005.  Current liabilities at the end of the first quarter of 2006 were $221,646, which consisted of $181,163 in accounts payable and accrued liabilities and $40,483 in deferred revenue.  Liabilities at December 31, 2005 were $330,797 which consisted of $285,786 in accounts payable and accrued liabilities and $45,011 in deferred revenue.

Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2006.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $23,047 in the first quarter of 2006 ($97,544 in the first quarter of 2005) in new computer equipment and software, trademarks and patents.  In addition the company invested $23,080 in deferred develop costs in the completion of our new voice chat/conferencing software solution.